SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8° Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

82-02867

SANLUIS
CORPORACION

06018278

RECEIVED
2006 NOV -8 P 2:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

By FEDEX

October 27, 2006

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, D.C.
U.S.A. 20549

SUPPL

To whom it may concern

Attached you could find a copy of the Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Third Quarter 2006.

Please, confirm the reception of this information with Antonio Olivo to the e-mail address aolivo@sanluisrassini.com or by telephone to the number (5255) 5229-5844.

If you have any question or comment, do not hesitate to contact me

Best Regards

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

Antonio Olivo
SANLUIS Corporación, S.A. de C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 3 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

AL 30 DE SEPTIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

RECEIVED CONSOLIDADO

2006 NOV -9

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	7,653,235	100	7,855,552	100
s02	ACTIVO CIRCULANTE	2,205,233	29	2,245,998	29
s03	EFECTIVO E INVERSIONES TEMPORALES	264,095	3	355,996	5
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	958,877	13	1,041,638	13
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	181,345	2	128,837	2
s06	INVENTARIOS	603,532	8	487,477	6
s07	OTROS ACTIVOS CIRCULANTES	197,384	3	232,050	3
s08	ACTIVO A LARGO PLAZO	96,493	1	80,491	1
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	11,733	0	6,570	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	82,018	1	71,143	1
s11	OTRAS INVERSIONES	2,742	0	2,778	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	4,355,393	57	4,502,662	57
s13	INMUEBLES	1,289,327	17	1,285,198	16
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	5,831,401	76	5,614,476	71
s15	OTROS EQUIPOS	191,176	2	186,630	2
s16	DEPRECIACION ACUMULADA	3,080,529	40	2,715,815	35
s17	CONSTRUCCIONES EN PROCESO	124,018	2	132,173	2
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	586,781	8	595,803	8
s19	OTROS ACTIVOS	409,335	5	430,598	5
s20	PASIVO TOTAL	4,679,785	100	4,818,147	100
s21	PASIVO CIRCULANTE	1,918,897	41	1,863,964	39
s22	PROVEEDORES	932,271	20	906,403	19
s23	CREDITOS BANCARIOS	370,456	8	437,287	9
s24	CREDITOS BURSATILES	0	0	0	0
s25	IMPUESTOS POR PAGAR	0	0	0	0
s26	OTROS PASIVOS CIRCULANTES	616,170	13	520,274	11
s27	PASIVO A LARGO PLAZO	2,641,627	56	2,872,344	60
s28	CREDITOS BANCARIOS	2,641,627	56	2,870,705	60
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	0	0	1,639	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	119,261	3	81,839	2
s33	CAPITAL CONTABLE	2,973,450	100	3,037,405	100
s34	CAPITAL CONTABLE MINORITARIO	1,832,710	62	1,864,494	61
s35	CAPITAL CONTABLE MAYORITARIO	1,140,740	38	1,172,911	39
s36	CAPITAL CONTRIBUIDO	2,250,900	76	2,250,900	74
s79	CAPITAL SOCIAL PAGADO	1,015,877	34	1,015,877	33
s39	PRIMA EN VENTA DE ACCIONES	1,235,023	42	1,235,023	41
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	(1,110,160)	(37)	(1,077,989)	(35)
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,338,820	213	6,512,660	214
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(7,448,980)	(251)	(7,590,649)	(250)
s80	RECOMPRA DE ACCIONES	0	0	0	0

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 3 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	264,095	100	355,996	100
s46	EFECTIVO	142,430	54	181,425	51
s47	INVERSIONES TEMPORALES	121,665	46	174,571	49
s07	OTROS ACTIVOS CIRCULANTES	197,384	100	232,050	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	197,384	100	232,050	100
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	586,781	100	595,803	100
s48	GASTOS AMORTIZABLES (NETO)	165,489	28	166,284	28
s49	CREDITO MERCANTIL	421,292	72	429,519	72
s51	OTROS	0	0	0	0
s19	OTROS ACTIVOS	409,335	100	430,598	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	32,257	8	28,061	7
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	277,289	68	290,024	67
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	99,789	24	112,513	26
s21	PASIVO CIRCULANTE	1,918,897	100	1,863,964	100
s52	PASIVOS EN MONEDA EXTRANJERA	1,602,050	83	1,522,199	82
s53	PASIVOS EN MONEDA NACIONAL	316,847	17	341,765	18
s26	OTROS PASIVOS CIRCULANTES	616,170	100	520,274	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	109,541	18	103,964	20
s68	PROVISIONES	182,856	30	172,021	33
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	323,773	53	244,289	47
s27	PASIVO A LARGO PLAZO	2,641,627	100	2,872,344	100
s59	PASIVO EN MONEDA EXTRANJERA	2,641,627	100	2,872,344	100
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	119,261	100	81,839	100
s66	IMPUESTOS DIFERIDOS	12,522	10	0	0
s91	PASIVOS LABORALES	106,739	90	81,839	100
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	0	0	0	0
s79	CAPITAL SOCIAL PAGADO	1,015,877	100	1,015,877	100
s37	NOMINAL	27,942	3	27,942	3
s38	ACTUALIZACION	987,935	97	987,935	97

FILE No.82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 3 — AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,338,820	100	6,512,660	100
s93	RESERVA LEGAL	17,145	0	17,145	0
s43	RESERVA PARA RECOMPRA DE ACCIONES	568,516	9	568,516	9
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	5,875,827	93	5,908,830	91
s45	RESULTADO DEL EJERCICIO	(122,668)	(2)	18,169	0
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(7,448,980)	100	(7,590,649)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(6,971,349)	94	(7,113,539)	94
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	0	0	0	0
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(470,549)	6	(470,549)	6
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	(7,082)	0	(6,561)	0
s100	OTROS	0	0	0	0

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 3 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DATOS INFORMATIVOS

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	1,614	3,276
s63	OTROS CREDITOS CON COSTO DE (S32)	0	1,639
s72	CAPITAL DE TRABAJO	286,336	382,034
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	78,080	81,402
s74	NUMERO DE FUNCIONARIOS (*)	15	17
s75	NUMERO DE EMPLEADOS (*)	1,118	1,140
s76	NUMERO DE OBREROS (*)	4,121	4,523
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	289,729,708	289,729,708
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

(1) Este concepto se deberá llenar cuando se hayan otorgado garantias que afecten el efectivo e inversiones temporales (s03)

NOTA: En la referencia S57 y S63 se incluye únicamente el importe que corresponde a los pasivos con costo de las cuentas S26 y S32, respectivamente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 3 — AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2006 Y 2005 — CONSOLIDADO

(MILES DE PESOS) — Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	5,142,385	100	5,241,866	100
r02	COSTO DE VENTAS	4,245,223	83	4,388,530	84
r03	RESULTADO BRUTO	897,162	17	853,336	16
r04	GASTOS DE OPERACION	625,964	12	602,497	11
r05	RESULTADO DE OPERACION	271,198	5	250,839	5
r06	COSTO INTEGRAL DE FINANCIAMIENTO	337,851	7	166,725	3
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	(66,653)	(1)	84,114	2
r08	OTROS GASTOS Y PRODUCTOS (NETO)	7,402	0	(48,882)	(1)
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	(74,055)	(1)	132,996	3
r10	PROVISIONES PARA IMPUESTOS Y PTU	66,551	1	131,063	3
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	(140,606)	(3)	1,933	0
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	6,546	0	1,567	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	(134,060)	(3)	3,500	0
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	(134,060)	(3)	3,500	0
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	(8,225)	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	(134,060)	(3)	11,725	0
r19	RESULTADO NETO MINORITARIO	(11,392)	0	(6,444)	0
r20	RESULTADO NETO MAYORITARIO	(122,668)	(2)	18,169	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 3 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	5,142,385	100	5,241,866	100
r21	NACIONALES	1,815,741	35	1,670,205	32
r22	EXTRANJERAS	3,326,644	65	3,571,661	68
r23	CONVERSION EN DOLARES (***)	465,672	9	456,887	9
r06	COSTO INTEGRAL DE FINANCIAMIENTO	337,851	100	166,725	100
r24	INTERESES PAGADOS	298,563	88	277,966	167
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	20,645	6	33,027	20
r26	INTERESES GANADOS	15,677	5	12,033	7
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	96,667	29	(89,412)	(54)
r28	RESULTADO POR POSICION MONETARIA	(62,347)	(18)	(42,823)	(26)
r10	PROVISIONES PARA IMPUESTOS Y PTU	66,551	100	131,063	100
r32	I.S.R. - IMPAC CAUSADO	45,596	69	38,481	29
r33	I.S.R. - IMPAC DIFERIDO	1,906	3	71,930	55
r34	P.T.U. CAUSADA	18,187	27	19,356	15
r35	P.T.U. DIFERIDA	862	1	1,296	1

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 3 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	5,413,091	5,575,600
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	6,894,065	7,080,767
r39	RESULTADO DE OPERACIÓN (**)	395,859	305,379
r40	RESULTADO NETO MAYORITARIO (**)	(162,825)	(33,727)
r41	RESULTADO NETO (**)	(150,037)	(48,859)
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	264,895	256,442

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 3 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	1,545,157	100	1,626,655	100
rt02	COSTO DE VENTAS	1,329,230	86	1,378,300	85
rt03	RESULTADO BRUTO	215,927	14	248,355	15
rt04	GASTOS DE OPERACION	220,288	14	208,036	13
rt05	RESULTADO DE OPERACION	(4,361)	0	40,319	2
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(17,148)	(1)	94,204	6
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	12,787	1	(53,885)	(3)
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	18,575	1	(15,474)	(1)
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	(5,788)	0	(38,411)	(2)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	53,762	3	30,294	2
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	(59,550)	(4)	(68,705)	(4)
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	5,164	0	1,136	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	(54,386)	(4)	(67,569)	(4)
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	(54,386)	(4)	(67,569)	(4)
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	(8,225)	(1)
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	(54,386)	(4)	(59,344)	(4)
rt19	RESULTADO NETO MINORITARIO	(16,872)	(1)	(4,481)	0
rt20	RESULTADO NETO MAYORITARIO	(37,514)	(2)	(54,863)	(3)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 3 AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

SANLUIS CORPORACION, S. A. DE C. V. DESGLOSE DE PRINCIPALES CONCEPTOS CONSOLIDADO

(MILES DE PESOS) Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	1,545,157	100	1,626,655	100
rt21	NACIONALES	608,639	39	585,812	36
rt22	EXTRANJERAS	936,518	61	1,040,843	64
rt23	CONVERSION EN DOLARES (***)	140,011	9	146,489	9
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(17,148)	100	94,204	100
rt24	INTERESES PAGADOS	103,381	(603)	95,006	101
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	6,337	(37)	9,496	10
rt26	INTERESES GANADOS	4,614	(27)	4,624	5
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(79,782)	465	12,604	13
rt28	RESULTADO POR POSICION MONETARIA	(42,470)	248	(18,278)	(19)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	53,762	100	30,294	100
rt32	I.S.R. - IMPAC CAUSADO	16,373	30	14,671	48
rt33	I.S.R. - IMPAC DIFERIDO	30,532	57	8,805	29
rt34	P.T.U. CAUSADA	5,986	11	6,320	21
rt35	P.T.U. DIFERIDA	871	2	498	2

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS　　　　TRIMESTRE: 3　　AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	87,863	86,167

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 3 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

ESTADO DE CAMBIOS

CONSOLIDADO

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	(134,060)	11,725
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	283,455	327,527
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	149,395	339,252
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	46,708	219,478
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	196,103	558,730
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(161,972)	(350,356)
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	0
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(161,972)	(350,356)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(88,738)	(30,886)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(54,607)	177,488
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	318,702	178,508
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	264,095	355,996

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS — TRIMESTRE: 3 — AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V. — ESTADO DE CAMBIOS — CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS) — Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL IMPORTE	TRIMESTRE AÑO ANTERIOR IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	283,455	327,527
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	264,895	256,442
c41	+ (-) OTRAS PARTIDAS	18,560	71,085
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	46,708	219,478
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(93,790)	(120,341)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(90,390)	132,771
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	36,059	158,197
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	121,784	3,101
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	73,045	45,750
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(161,972)	(350,356)
c23	+ FINANCIAMIENTOS BANCARIOS	39,980	(185,270)
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	0	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(200,377)	(163,097)
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(1,575)	(1,989)
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	0
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	0	0
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(88,738)	(30,886)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(88,738)	(30,886)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	0	0

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 3 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

DATOS POR ACCION

INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
			IMPORTE			IMPORTE	
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(0.42)		$	(0.11)	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(0.52)		$	(0.24)	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	(0.07)	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.06		$	(0.02)	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	3.94		$	3.90	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	0.00		$	0.00	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		0.89	veces		0.89	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		(8.31)	veces		(31.09)	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 3 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

RAZONES Y PROPORCIONES

CONSOLIDADO

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	(2.60)	%	0.22	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	(14.27)	%	(2.87)	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	(1.96)	%	(0.62)	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(46.50)	%	365.22	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	0.90	veces	0.90	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	1.58	veces	1.57	veces
p08	ROTACION DE INVENTARIOS(**)	9.40	veces	12.18	veces
p09	DIAS DE VENTAS POR COBRAR	43.77	dias	46.65	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	13.50	%	11.30	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	61.14	%	61.33	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	1.57	veces	1.58	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	90.68	%	91.20	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	60.65	%	63.79	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	0.90	veces	0.90	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	1.47	veces	1.46	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.14	veces	1.20	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.83	veces	0.94	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.47	veces	0.46	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	13.76	%	19.09	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	2.90	%	6.47	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	0.90	%	4.18	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	0.65	veces	2.01	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	100.00	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(0.00)	%	(0.00)	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.00	%	100.00	%

(**) INFORMACION ULTIMOS DOCE MESES

SANLUIS Corporación, S.A. de C.V. y Subsidiarias
Resultados al 3er. trimestre del año 2006
(Cifras en millones de dólares)

México, D.F., 27 de octubre de 2006. SANLUIS Corporación, S.A. de C.V. (BMV: SANLUIS), empresa industrial mexicana dedicada a la manufactura de autopartes, informa sus resultados obtenidos en el tercer trimestre de 2006.

Las ventas del tercer trimestre de 2006 fueron de US$140 millones y de US$466 millones en los primeros nueve meses del año.

La UAFIRDA (utilidad de operación antes de depreciación, intereses e impuestos; EBITDA por sus siglas en inglés) fue de US$7.5 millones (5% a ventas) en el tercer trimestre de 2006 y de US$48.5 millones en el acumulado del año (10% a ventas).

En comparación con los primeros nueve meses, las ventas crecen 2% y la UAFIRDA aumenta 10%, a pesar de que en la comparación directa de resultados del tercer trimestre del presente año contra el de 2005, las ventas decrecen 4% y la UAFIRDA en 34%.

Operaciones

Las ventas del negocio de Suspensiones (84% del volumen total) fueron de US$115 millones en el trimestre, 5% por debajo del año pasado y de U$392 millones en el periodo enero-septiembre, 4% mayores a las de 2005.
En el negocio de Frenos (16% del volumen total) las ventas están 2% por debajo de los niveles del año anterior con un total de US$ 25 millones en el tercer trimestre y US$74 millones en el periodo enero-septiembre, 7% inferior al mismo periodo de 2005.

Resultados Consolidados
(cifras en millones de dólares)

	2005				Total 2005	2006			Últimos 12 meses
Trimestre #	1	2	3	4		1	2	3	
Ventas por División:									
- Suspensiones	124.7	131.8	121.0	132.9	510.4	131.5	145.6	115.0	525.0
- Frenos	26.7	27.2	25.5	27.0	106.4	24.5	24.1	25.0	100.6
Total Ventas	151.4	159.0	146.5	159.9	616.8	156.0	169.7	140.0	625.6
Uafirda	15.2	17.6	11.4	19.1	63.3	18.6	22.4	7.5	67.6
Margen (Uafirda/Vtas.)	10%	11%	8%	12%	10%	12%	13%	5%	11%

Los resultados consolidados de SANLUIS Corporación, S.A. de C.V. y Subsidiarias (SANLUIS) al cierre del tercer trimestre del presente año, nuevamente mantienen niveles de venta satisfactorios con utilidades de operación superiores a las del mismo período del año anterior, gracias a los resultados del negocio de Suspensiones, debido a los mejores términos negociados con los clientes en la renovación de ciertos contratos de suministro, a las mayores productividades en planta y menores gastos de operación que se continúan manteniendo, lo que nos ha permitido también compensar las menores ventas y rentabilidad que se han presentado desde el inicio del año en la división Frenos, afectada por la terminación de un importante contrato de suministro, al haber llegado la plataforma automotriz respectiva al fin de su vida esperada.

Las ventas del negocio de Suspensiones son superiores en prácticamente todas las líneas de producto con un 4% superior a las del mismo periodo enero-septiembre de 2005. Nuevamente destaca el crecimiento sostenido del negocio de Suspensiones Brasil que reporta ventas 13% superiores a las del mismo periodo del año anterior apoyado en la creciente demanda interna de nuestros productos, mientras que en el área geográfica de Norteamérica, donde tenemos nuestra mayor operación, las ventas presentan un incremento del 1% respecto al mismo periodo del año anterior, manteniendo la importante participación de mercado que SANLUIS Rassini tiene en el segmento de camiones ligeros en los Estados Unidos con un 92%.

La mayor UAFIRDA consolidada reportada contra el acumulado al tercer trimestre del año anterior (+10%) es finalmente reflejo de los mayores niveles de venta en términos de valor, mejores términos de negociación en las recientes renovaciones de contratos para la división Suspensiones, menores gastos fijos de planta y mayores productividades, lo que ha hecho posible compensar los diversos impactos externos a la empresa como son el mayor costo de materiales y energía, así como la disminución en volumen de venta que se dio con nuestros principales clientes, y de manera continuada acercarnos a los niveles de rentabilidad que tuvimos en el pasado. Actualmente la empresa se encuentra participando activamente en procesos de cotización de nuevos negocios en la división Frenos con objeto de reponer los volúmenes de venta que anteriormente estaban ligados a la plataforma automotriz que termina su vida útil; seguimos considerando que tales negociaciones se resuelvan favorablemente en los siguientes seis meses.

FILE No. 82-2867

A pesar de la mayor UAFIRDA, y debido a la mayor devaluación del tipo de cambio peso/dólar durante los primeros nueve meses del año se ha generado una pérdida cambiaria por el nivel de endeudamiento neto en dólares que la empresa tiene, lo que junto con la ganancia monetaria sobre la posición pasiva neta de la empresa, y el alza en las tasas de interés internacionales, producen finalmente una pérdida neta de US$11.1 millones contra la utilidad de US$1.6 millones reportada en el mismo periodo del año anterior.

Durante el periodo enero-septiembre de 2005 se tuvo una ganancia cambiaria de US$7.8 millones, mientras que en este año se dio una perdida cambiaria de US$8.8 millones. Estos movimientos contables que no implican movimiento de efectivo- son reflejo instantáneo de la volatilidad cambiaria y su impacto con respecto al nivel de endeudamiento neto de la empresa, pero a pesar de que se registran de inmediato en los resultados del ejercicio, su verdadero impacto en el flujo de efectivo de la empresa se da en la medida en que se amortiza la deuda, cuyo vencimiento más lejano es a mediados del año 2011 (el 67% de la deuda bruta de la empresa vence entre junio 2010 y junio 2011).

El flujo neto de operación es 19% superior al del año anterior en términos de dólares debido a un adecuado manejo del Capital de Trabajo a través del cual se han reducido los inventarios de materia prima, racionalizando compras y manteniendo niveles adecuados en la recuperación de la cobranza sin tener saldos vencidos en este rubro.

Al cierre del trimestre, la empresa ha disminuido su deuda en US$ 22.7 millones comparado

con el tercer trimestre de 2005, y se encuentra al corriente en el cumplimiento de todas las obligaciones derivadas de sus contratos de crédito. Unicamente en la División Frenos, debido a su menor utilidad de operación, no se cumplió con ciertas razones financieras, por lo que se han iniciado negociaciones con el acreedor bancario para obtener las dispensas necesarias y adecuar dichas razones a las nuevas condiciones de negocio.

SANLUIS

SANLUIS, es un negocio dedicado a la producción de componentes para Suspensiones y Frenos, y está enfocado hacia la industria terminal productora de vehículos (OEMs por sus siglas en inglés).

Los productos del negocio de Suspensiones son: Muelles (multihoja y parabólicas), resortes, barras de torsión, bujes hule-metal, y barras de cajuela. En el negocio de Frenos se producen: discos y tambores.

SANLUIS Rassini tiene una participación del 92% en el mercado de muelles para camiones ligeros en la región NAFTA (Estados Unidos, México y Canadá). En el negocio de Frenos, dentro del mercado norteamericano, SANLUIS Rassini tiene una participación del 12% en el segmento de discos y tambores para frenos de vehículos ligeros. La base de clientes es sólida y diversificada, siendo los principales: General Motors, Ford Motor Co., DaimlerChrysler, Nissan, Volkswagen y Toyota.

SANLUIS Corporación, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

30 DE SEPTIEMBRE DE 2006 Y DE 2005

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 30 de septiembre de 2006, excepto tipos de cambio que se presentan en pesos de valor nominal e importes por acción

NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA:

La principal actividad de SANLUIS Corporación, S. A. de C. V. (SANLUIS) y subsidiarias (la compañía) es la manufactura y venta de partes de suspensiones automotrices y componentes para frenos. La mayoría de las ventas de la compañía están denominadas en dólares (77% en 2006 y 80% en 2005) y son realizadas a los productores de equipo original (OEMs por sus siglas en inglés). Las principales subsidiarias y asociadas se mencionan a continuación:

Compañía	Actividad	Participación accionaria (%)
Subsidiarias no operativas:		
SANLUIS Co-Inter, S.A. (SISA)	Tenedora de las acciones de SANLUIS Rassini Autopartes, S.A. de C.V.	100
SANLUIS Rassini Autopartes, S.A. de C.V. (SRA)	Tenedora de las acciones de las subsidiarias operativas mencionadas a continuación	100
Subsidiarias operativas:		
Grupo Suspensiones		
Rassini, S.A. de C.V. (Rassini)	Manufactura y venta de muelles y resortes helicoidales	100
Suspensiones Rassini, S.A. de C.V.	Manufactura y venta de muelles	100
Rassini NHK Autopecas, S/A	Manufactura y venta de muelles y resortes helicoidales	50.1
Rassini Torsion Bars, S.A. de C.V.	Manufactura y venta de barras de torsión	96.7
Grupo Frenos		
SANLUIS Investments, LLC	Tenedora de SANLUIS, Developments, LLC	100

SANLUIS Developments, LLC	Tenedora de Fundimak, S.A. de C.V.	47.6
Fundimak, S.A. de C.V. y subsidiarias(Rassini Frenos, S.A. de C.V. e Inmobiliaria Rassini, S.A. de C.V.)	Manufactura y venta de discos y tambores para sistemas de frenos	44.6
Asociada:		
Brembo Rassini, S.A. de C.V.	Manufactura y venta de discos y tambores para sistemas de frenos	24

NOTA 2 - POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de la inflación en los estados financieros, se resumen a continuación:

a. Reconocimiento de los efectos de la inflación

Los estados financieros consolidados han sido preparados de acuerdo con las Normas de Información Financiera (NIF), emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF) y, en consecuencia, reconocen los efectos de la inflación en la información financiera de acuerdo con las siguientes reglas:

- Los inventarios y el costo de ventas se actualizan utilizando costos de reposición.

- La maquinaria y equipo de origen extranjero se actualizan aplicando el factor de inflación del país de origen a los correspondientes montos en moneda extranjera y convirtiendo dichos montos a pesos utilizando el tipo de cambio a la fecha del balance general. Los inmuebles, maquinaria y equipo de origen nacional se actualizan aplicando un factor derivado del Índice Nacional de Precios al Consumidor (INPC).

- Los componentes de la inversión de los accionistas son actualizados utilizando factores derivados del INPC.

- La utilidad (pérdida) por tenencia de activos no monetarios [la diferencia neta entre: i) la actualización de la maquinaria y equipo de origen extranjero, los inventarios y el costo de ventas siguiendo el procedimiento descrito en los párrafos precedentes, y ii) los ajustes a los respectivos montos históricos considerando el INPC] se incluye en la inversión de los accionistas.

- La utilidad por posición monetaria se incluye como parte del costo integral de financiamiento.

b. Principios de consolidación

Los estados financieros consolidados incluyen a SANLUIS y a todas las compañías subsidiarias controladas por ésta. Todos los saldos y operaciones entre las compañías han sido eliminados en la consolidación.

c. Efectivo e inversiones temporales

La compañía considera como efectivo a las inversiones temporales de fácil realización con vencimientos menores a tres meses, las cuales se expresan a su valor de mercado. Los rendimientos correspondientes se registran en los resultados del año. La compañía mantiene su efectivo e inversiones temporales con instituciones financieras reconocidas e históricamente no ha experimentado alguna pérdida por la concentración del riesgo de crédito.

Las inversiones en valores incluyen inversiones en títulos de deuda y de capital, y se clasifican de acuerdo con la intención de su uso que la Administración les asigna al momento de su adquisición en: títulos de deuda para conservar al vencimiento, instrumentos financieros con fines de negociación e instrumentos financieros disponibles para su venta. Al 30 de septiembre de 2006 y de 2005 la compañía tiene instrumentos financieros con fines de negociación, los cuales se registran inicialmente a su costo de adquisición y posteriormente se valúan a su valor de mercado, el cual se asemeja a su valor razonable. Las diferencias por valuación de estos instrumentos al cierre de cada período se registran en los resultados del año al que correspondan.

A partir del 1 de enero de 2005 la compañía adoptó las adecuaciones al Boletín C-2 Instrumentos Financieros, el cual establece que los efectos por valuación de los instrumentos disponibles para su venta, se registren como una partida de la utilidad integral dentro del capital contable y se determinen los efectos por deterioro de los instrumentos financieros. La adopción de este boletín no tuvo efecto en los estados financieros que se acompañan.

d. Cuentas por cobrar

Las cuentas por cobrar se reconocen inicialmente al valor pactado originalmente y posteriormente este valor se ajusta disminuyendo la estimación de cuentas incobrables. Esta estimación se registra cuando hay evidencia objetiva de que la compañía no será capaz de cobrar total o parcialmente los montos acordados en los términos originales.

e. Inventarios y costo de ventas

Los inventarios se expresan a su costo de reposición determinado con base en el último costo de producción para el caso de productos terminados y el precio de la última compra para la materia prima. Los materiales de operación se valúan a su costo de adquisición. La compañía registra una estimación para inventarios obsoletos o de lento movimiento ante la evidencia de cualquier exceso sobre el valor neto de realización del mismo. Los valores así determinados no exceden al valor de mercado.

El costo de ventas incluye el costo del inventario vendido durante el período, incluyendo los gastos de compra y embarque. El costo de ventas se determina por el método de primeras entradas-primeras salidas.

f. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se expresan a su costo menos su depreciación acumulada, los cuales se actualizan como se menciona en el inciso a. de esta nota.

La depreciación es calculada por el método de línea recta con base en las vidas útiles estimadas de los activos, las cuales son revisadas periódicamente por expertos independientes.

Cuando los inmuebles, maquinaria y equipo son vendidos o se dispone de éstos de otra forma, la utilidad o pérdida se reconoce en el estado de resultados por la diferencia entre su valor neto contable y los recursos obtenidos en su disposición.

g. Otras inversiones en acciones

Las inversiones en las cuales la compañía posee más del 20% pero menos del 50% del capital, se registran por el método de participación. Las otras inversiones en las que se posee menos del 20% del capital se expresan al costo y se actualizan mediante la aplicación de factores derivados del INPC.

La compañía evalúa periódicamente el valor de recuperación de sus inversiones en acciones y en caso de existir indicios de deterioro su valor en libros se ajusta a su valor estimado de realización.

h. Revisión del valor en libros de los activos de larga duración

La compañía evalúa periódicamente el valor de recuperación de sus activos de larga duración con base en el valor presente de los flujos de efectivo futuros de sus dos unidades generadoras de efectivo (Suspensiones y Frenos). Si el valor contable de los activos excede el valor descontado se reconoce una pérdida de valor.

i. Crédito mercantil

El exceso del costo de las acciones de subsidiarias sobre el valor en libros (crédito mercantil) se expresa a su valor actualizado, determinado mediante la aplicación a su valor original de factores derivados del INPC. A partir del 1 de enero de 2005 la compañía adoptó las disposiciones del Boletín B-7 Adquisiciones de Negocios, consecuentemente, a partir de esa fecha el crédito mercantil ya no se amortiza y su valor está sujeto a pruebas anuales de deterioro.

j. Impuesto sobre la Renta (ISR) diferido y Participación de los Trabajadores en la Utilidad (PTU) diferida

La compañía reconoce los efectos del ISR diferido aplicando la tasa de impuesto vigente en el momento en que se estima que todas las diferencias entre los valores contables y fiscales de activos y pasivos (diferencias temporales) a la fecha de los estados financieros, se recuperarán o liquidarán.

La compañía incluye los efectos diferidos de impuestos relacionados con diferencias temporales registradas directamente en el capital contable en la insuficiencia en la actualización del capital.

La PTU diferida se registra solamente con base en aquellas diferencias temporales entre la utilidad neta del ejercicio contable y la fiscal aplicable para PTU, que se presume razonablemente provocarán un pasivo o un beneficio en el futuro.

k. Gastos de emisión y reestructuración de deuda

Los gastos de emisión y reestructuración de deuda se registran al costo y se actualizan aplicando factores derivados del INPC. Estos gastos se amortizan en línea recta considerando el plazo de vencimiento de la deuda.

l. Obligaciones laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones bajo los planes de retiro que la compañía tiene establecidos para su personal, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a fondos en fideicomisos irrevocables y reservas de pasivo, con base en estudios actuariales.

A partir del 1 de enero de 2005 la compañía adoptó las adecuaciones al Boletín D-3 Obligaciones Laborales, el cual incorpora reglas de valuación, presentación y registro para el reconocimiento de obligaciones por remuneraciones al término de la relación laboral por causas distintas a reestructuración. Estos efectos se reconocen mediante estudios actuariales realizados utilizando el método de crédito unitario proyectado.

Las modificaciones a los planes, las variaciones en supuestos y el activo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan (aproximadamente 20 años).

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

m. Transacciones en monedas extranjeras y conversión de operaciones en el extranjero

Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional aplicando los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados o se capitalizan si son atribuibles a construcciones en proceso, como parte del costo integral de financiamiento.

Los estados financieros de las subsidiarias extranjeras clasificadas como entidades extranjeras que se incluyen en la consolidación, se actualizan con el INPC del país en que la entidad reporta sus operaciones y posteriormente se convierten al tipo de cambio vigente al cierre del ejercicio. Al 30 de septiembre de 2006 y de 2005 las diferencias originadas por fluctuaciones en el tipo de cambio no fueron importantes y se registraron dentro de la utilidad o pérdida integral.

n. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción se calcula dividiendo la pérdida de los accionistas mayoritarios entre el promedio ponderado del número de acciones en circulación (véase Nota 5a.).

o. Obligaciones convertibles en acciones de una subsidiaria

Las obligaciones convertibles obligatoriamente en acciones de SISA se registran de acuerdo con el Boletín C-12 Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos, el cual establece que cuando las obligaciones son convertibles a su vencimiento en un número fijo de acciones, los acreedores de la compañía asumen los mismos riesgos que los accionistas y, por lo tanto, deben clasificarse como inversión de los mismos. Por tratarse de un incremento en el capital contable de SISA no aportado por SANLUIS, dicho concepto se clasificó en el estado de cambios en la inversión de los accionistas como aportación de los accionistas minoritarios, y se actualiza utilizando factores derivados del INPC (véase Nota 5b.).

Los intereses de dichas obligaciones se registran conforme se devengan en los resultados de cada año, acreditando a la inversión de los accionistas mayoritarios.

p. (Pérdida) utilidad integral

La (pérdida) utilidad integral está representada por la pérdida neta, más los efectos del resultado por tenencia de activos no monetarios y la ganancia (pérdida) por la conversión de moneda extranjera, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC.

q. Reconocimiento de ingresos

La compañía reconoce sus ingresos al momento de la entrega de los productos y de la aceptación de éstos por parte de los clientes. Las ventas se reconocen solamente cuando la compañía ha transferido al comprador los riesgos de la propiedad de las mercancías y cuando el precio de venta y los costos incurridos o por incurrir se pueden cuantificar.

r. Uso de estimaciones

La preparación de estados financieros de acuerdo con las NIFs requiere que la administración de la compañía efectúe estimaciones que afectan los importes reportados en los estados financieros. Los resultados reales podrían diferir de dichas estimaciones.

s. Nuevos pronunciamientos contables

A partir del 1 de enero de 2005 la compañía adoptó las disposiciones del Boletín C-10 Instrumentos Financieros Derivados y Operaciones de Cobertura, emitido por el IMCP, el cual, además de precisar los criterios de registro, valuación y revelación aplicables a todos los instrumentos financieros derivados, incluyendo ciertos instrumentos derivados implícitos en otros contratos, requiere la evaluación de la efectividad de las coberturas de riesgo sobre flujos de efectivo y sobre la inversión neta en subsidiarias ubicadas en el extranjero y requiere que la posición efectiva de las ganancias o pérdidas de dichos instrumentos, se reconozcan dentro de la utilidad integral. La adopción de este boletín no tuvo efecto importante en los estados financieros que se acompañan.

A partir del 1 de junio de 2004 el CINIF, asumió la responsabilidad de la normatividad contable en México. Como parte de esta responsabilidad y después de un proceso de auscultación, efectuado durante 2004 y 2005, el CINIF emitió diversas NIFs, las cuales entraron en vigor a partir del 1 de enero de 2006.

Las NIFs tienen por objeto la armonización de las normas locales utilizadas por los diversos sectores de nuestra economía y converger en el mayor grado posible con las Normas Internacionales de Información Financiera (NIIF).

Las NIFs, cuya adopción se considera no afectará sustancialmente la información financiera, se enlistan a continuación:

NIF A-1 Estructura de las Normas de Información Financiera.
NIF A-2 Postulados básicos.
NIF A-3 Necesidades de los usuarios y objetivos de los estados financieros.
NIF A-4 Características cualitativas de los estados financieros.
NIF A-5 Elementos básicos de los estados financieros.
NIF A-6 Reconocimiento y valuación.
NIF A-7 Presentación y revelación.

NIF A-8 Supletoriedad.
NIF B-1 Cambios contables y correcciones de errores.

NOTA 3 - POSICIÓN DE LA COMPAÑÍA EN MONEDAS EXTRANJERAS:

La compañía opera básicamente en los mercados de Estados Unidos de América y Canadá y la mayoría de sus ventas y financiamientos están denominados en dólares americanos (US$).

Al 30 de septiembre de 2006 el tipo de cambio fue de $11.0877 por dólar americano ($10.8341 al 30 de septiembre de 2005).

La compañía no cuenta con instrumentos de protección contra riesgos cambiarios, sin embargo cuenta con una cobertura natural, ya que el 77% de sus ventas están denominadas en esta moneda.

NOTA 4 - DEUDA A CORTO Y LARGO PLAZO:

Deuda del Grupo Suspensiones (Restructured Credit Agreement - RCA)

Al 30 de septiembre de 2006 la deuda del Grupo Suspensiones asciende a $2,014,013 (US$181.6 millones) y se divide en un Bloque A por $1,388,965 (US$125.3 millones) y un Bloque B por $625,048 (US$56.4 millones).

El contrato de crédito establece ciertas restricciones operativas y financieras para las empresas integrantes del Grupo Suspensiones, las cuales limitan o prohíben, entre otras cosas, la posibilidad de decretar dividendos, incurrir en deuda adicional, otorgar activos en garantía, efectuar algunas ventas de activos, contratar operaciones con instrumentos financieros, efectuar inversiones de capital y realizar cualquier transacción que involucre el pago de efectivo a SANLUIS y a las subsidiarias del Grupo Frenos. Además, dentro de ciertas condiciones, se establece que los fondos provenientes de cualquier emisión de capital, venta de activos o contratación de deuda adicional deberán ser utilizados para prepagar este financiamiento, el cual está garantizado con todos los activos del Grupo Suspensiones y acciones representativas del capital de SRA y sus subsidiarias.

La compañía y sus bancos acreedores efectuaron un análisis de los términos y condiciones del RCA, con el propósito de adecuarlos a las actuales circunstancias de la industria en la que participa, por lo que el 27 de julio de 2005, se firmó un convenio modificatorio Amendment Agreement con los bancos acreedores del RCA, en donde se modifican algunos términos incluidos en el contrato original, entre los cuales destacan: a) la modificación en los importes de las amortizaciones replicando la estacionalidad en los ingresos que le es común a la industria automotriz, b) el plazo de vencimiento de las mismas, pasando del 31 de diciembre de 2008 al 15 de junio de 2010; c) la modificación de algunas restricciones financieras y ciertos términos y condiciones incluidas en el contrato original para adecuarlas a las nuevas condiciones acordadas con los bancos acreedores.

Este financiamiento seguirá causando intereses a la Eurodollar Rate más un margen de 3.5% hasta el 15 de junio del 2010, siempre y cuando se haya venido cumpliendo con el nuevo programa de amortización, ya que de lo contrario los bancos acreedores tendrían derecho a una sobre tasa de 2 puntos porcentuales adicionales a partir del 1 de enero del 2007.

Al 30 de septiembre de 2006 la compañía cumple con las restricciones establecidas por este crédito.

Emisión de obligaciones con vencimiento en 2010

En diciembre de 2002 SISA emitió US$47.5 millones de obligaciones con vencimiento el 30 de junio de 2010, sujetas a una tasa de interés fija del 8% anual y garantizadas por todas las subsidiarias operativas y algunas no operativas de SRA. Los intereses son pagaderos anualmente siempre y cuando SRA y sus subsidiarias generen excedentes de efectivo de acuerdo con el cálculo definido en el contrato, en caso contrario se capitalizan. Al 30 de septiembre de 2006 el saldo principal insoluto de estas obligaciones, incluyendo los intereses capitalizados asciende a $701,662 (US$63.3 millones).

Crédito simple de Fundimak

El 28 de junio de 2004, Fundimak obtuvo un crédito simple a plazo determinado con Comerica Bank México, S. A. por US$25 millones. El crédito está garantizado con una hipoteca industrial sobre el inmueble, construcciones, maquinaria y equipo, inventarios y cuentas por cobrar de Rassini Frenos e Inmobiliaria Rassini, S. A. de C. V. en su carácter de obligados solidarios.

Como consecuencia de un menor volumen de ventas durante el año debido a la esperada contracción en ciertas plataformas automotrices, que están llegando al final de su ciclo de producción; y del incremento en precios para la chatarra de acero para fundición; se generó un efecto desfavorable en los resultados de la compañía; de tal manera que al cierre del tercer trimestre del año, Fundimak no cumple con ciertas razones financieras debido a su menor utilidad de operación. Actualmente, la empresa se encuentra al corriente en sus pagos de deuda y ha iniciado negociaciones con Comerica Bank para obtener las dispensas necesarias, estableciendo al mismo tiempo nuevos parámetros para el cumplimiento de tales razones financieras. El saldo del crédito a la fecha de entrega de este reporte asciende a US$ 13.75 millones.

NOTA 5 - INVERSIÓN DE LOS ACCIONISTAS:

a. Estructura accionaria

Al 30 de septiembre de 2006 el capital social está integrado como se muestra a continuación:

Serie	Acciones autorizadas, suscritas y en circulación
A	147,762,156
B	70,983,776
C	70,983,776
	289,729,708

Las acciones de la Serie A (las cuales solamente pueden ser adquiridas por mexicanos) y de la Serie B tienen derechos de voto pleno. Las acciones de la Serie C no tienen derecho a voto.

Para efectos de cotización en el mercado de valores de México, la compañía ha emitido Certificados de Participación Ordinarios (CPOs), que amparan cada uno de ellos una acción de la Serie A (CPOs - A), y las acciones de las Series B y C cotizan en el mercado bajo CPOs que amparan cada uno de ellos una acción de la Serie B y una acción de la Serie C (CPOs - BC).

b. Emisión de obligaciones convertibles en acciones de una subsidiaria

En diciembre de 2002 SISA emitió US$76.2 millones de obligaciones que serán convertibles obligatoriamente en acciones Serie B de SISA, si la compañía no liquida el saldo principal y sus intereses antes del 30 de junio de 2011 o si ocurre algún incumplimiento previsto en el documento de emisión. Estas obligaciones causan intereses a una tasa fija del 7% anual capitalizable semestralmente y al 30 de septiembre de 2006 el saldo del principal asciende a $910,649 (véase Nota 2o.).

NOTA 6 - IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD, IMPUESTO AL ACTIVO (IA) E IMPUESTOS DIFERIDOS:

El resultado fiscal difiere del resultado contable consolidado debido, principalmente, a las diferencias de carácter permanente originadas por el reconocimiento de los efectos de la inflación sobre diferentes bases y a los gastos no deducibles. El ISR corriente de 2006 corresponde principalmente al impuesto a cargo de la subsidiaria de Brasil que no se incorpora en el esquema de consolidación fiscal.

Las subsidiarias de SANLUIS preparan su declaración individual de ISR cada año. Además, SANLUIS prepara una declaración consolidada para fines fiscales. A partir de 2005 la participación consolidable para efectos fiscales es al 100%.

Como resultado de las modificaciones a la LISR, aprobadas el 13 de noviembre de 2004, la tasa del ISR será del 29% y 28%, en 2006 y 2007, respectivamente.

La PTU se calcula individualmente en cada compañía en los términos de la LISR.

NOTA 7 - COMPROMISOS:

SANLUIS Developments, LLC

El 20 de septiembre de 2000 CCP SANLUIS, LLC, una sociedad de Chase Capital Partners (JPM) y AIP SANLUIS, LLC, una sociedad de American Industrial Partners (AIP), se asociaron con SANLUIS en su negocio de Frenos Automotrices, a través de la inversión temporal que por US$61.5 millones realizaron en la empresa SANLUIS Developments, LLC, la que a su vez es la tenedora principal de la empresa Fundimak, S. A. de C.V. y subsidiarias, y en las cuales SANLUIS mantiene el control y la administración de dicho negocio de Frenos.

El 20 de septiembre de 2005 terminó el período al que se habían comprometido JPM y AIP para mantener su participación en SANLUIS Developments, LLC. Dichos inversionistas han iniciado negociaciones con SANLUIS para vender sus participaciones, ya que SANLUIS goza contractualmente del derecho de preferencia para adquirir las mismas, conforme a las reglas, términos y condiciones que se tienen establecidos en los contratos celebrados con dichas sociedades. Es intención de SANLUIS ejercitar su derecho de preferencia para adquirir la participación de JPM y AIP, como se les ha comunicado. No obstante, dichos inversionistas decidieron acudir al arbitraje para que sea un árbitro el que les aclare las dudas que han manifestado tener con respecto a la interpretación de los acuerdos convenidos que determinan la forma mediante la cual se deberá calcular el valor de venta de su inversión.

La resolución definitiva del arbitraje se dio en el mes de septiembre de 2006. El Arbitro dictó su resolución interpretando la forma mediante la cual se deberá de instruir a un

banco de inversión que hubiesen elegido las partes, en caso de que en un futuro, JPM y AIP decidan separarse del negocio y las partes no lleguen a un arreglo sobre el precio justo y de mercado de las acciones propiedad de JPM/AIP.

En virtud de que la resolución arbitral es ambigua y confusa con respecto a la forma en la que debe valuarse la inversión de JPM/AIP en caso de llegar a ese extremo, el 2 de octubre de 2006 se procedió a promover una petición para que un juez del Estado de New York determine si la resolución arbitral se aparta o no de lo convenido en los contratos que se tienen celebrados con JPM y AIP.

NOTA 8 - MERCADO

Como se menciona en la Nota 3, la compañía opera principalmente en los mercados de Estados Unidos de América y Canadá. Las operaciones de la subsidiaria localizada en Brasil representaron el 22% y 19% de las ventas netas de 2006 y 2005, respectivamente.

Tres de los clientes de la compañía representaron el 74% y 77% de sus ventas netas durante los años terminados el 30 de septiembre de 2006 y de 2005, respectivamente. Aunque la compañía ha mantenido relaciones comerciales durante muchos años con estos clientes, una reducción sustancial en las ventas a cualquiera de éstos podría tener un efecto significativo en la situación financiera y en los resultados de la compañía.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 3 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
Administración y Control SANLUIS, S.A. de C.V.	Tenedora	832,643,627	99.99
SANLUIS Co-Inter, S.A.	Tenedora	4,899,999	99.99
Corporación Turistica SANLUIS, S.A. de C.V.	Tenedora	384,048,808	99.99

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 3 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
Brembo Rassini, S.A. de C.V.	Producción y Venta de discos y rotores	165,315	24.00	8,495	82,018
TOTAL DE INVERSIONES EN ASOCIADAS				8,495	82,018
OTRAS INVERSIONES PERMANENTES					2,742
TOTAL				8,495	84,760

OBSERVACIONES

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS

SANLUIS CORPORACION, S. A. DE C. V.

TRIMESTRE 3 AÑO 2006

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
HSBC Bank plc. (banco agente	20/09/2001	9.00							53,443	0	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88							0	0	75,263	0	0	0
RCA (Restructured Credit Ag	31/12/2008	8.89							44,351	216,210	321,543	343,719	1,088,190	0
Emisión de obligaciones Nota	30/06/2010	8.00							0	0	0	0	701,662	0
Comerica	27/06/2009	8.26							13,660	41,579	55,439	55,438	0	0
Préstamos Brasil	15/05/2008	12.00							269	744	373	0	0	0
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	0	0	0	0	0	111,923	258,533	452,618	399,157	1,789,852	0

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 3 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	0	0	0	0	0	0

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS | TRIMESTRE 3 | AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
Lufra Chemical M, SA de CV	15/08/2006	0.00	11,109	0	0	0	0	0						
Grupo Collado	11/08/2006	0.00	7,029	0	0	0	0	0						
Otros Proveedores		0.00	74,925	0	0	0	0	0						
Simec International	28/08/2006	0.00							254,678	0	0	0	0	0
Sumitomo Canada Limited	30/08/2006	0.00							235,671	0	0	0	0	0
Hamilton Steel GP	24/08/2006	0.00							59,411	0	0	0	0	0
Aceros Villares	15/09/2006	0.00							40,524	0	0	0	0	0
Proesagrade, S de RL de CV	15/08/2006	0.00							27,029	0	0	0	0	0
Gerdau	11/09/2006	0.00							16,710	0	0	0	0	0
Monroe de México, SA de CV	29/08/2006	0.00							11,118	0	0	0	0	0
Hylsa Puebla, SA de CV	15/09/2006	0.00							9,606	0	0	0	0	0
Grupo Collado, SA de CV	11/08/2006	0.00							1,372	0	0	0	0	0
Otros proveedores		0.00							182,889	0	0	0	0	0
TOTAL PROVEEDORES			93,063	0	0	0	0	0	839,208	0	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
Otros pasivos		0.00	7,801	0	0	0	0	0						
Otros pasivos		0.00							315,972	0	0	0	0	0
TOTAL GENERAL			100,864	0	0	0	0	0	1,267,103	258,533	452,618	399,157	1,789,852	0

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $11.0877 PESOS POR DÓLAR AMERICANO

Como se menciona en la nota 4 a los estados financieros, la compañía entró en un programa de reestructura la cual concluyó en diciembre 2002, dentro de la cual se incluyó un programa de Europapel Comercial por US$ 77.5 millones, donde se logró la aceptación del 75% de los tenedores, durante 2004 y 2003 algunos de los tenedores que originalmente no habían reestructurado, aceptaron hacerlo en los mismos términos y condiciones. Este instrumento se considera a corto plazo por las características y condiciones de su emisión original, donde los plazos eran de 90 a 180 días, con cobro de intereses en forma anticipada, la deuda no reestructurada por $ 53,443 miles (US$ 4.8 millones) fue la parte de los tenedores que no se incorporaron a dicha reestructura.

Se incluyen los pasivos de los principales proveedores, considerando el saldo al 30 de septiembre de 2006, con vencimientos de acuerdo a las condiciones actuales con cada uno de ellos, haciéndose revolventes con el transcurso del tiempo, dependiendo del volumen de operaciones que mantengan las compañías del grupo.

El saldo de otros pasivos se integra principalmente por provisiones de gastos de operación, prestaciones al personal, prestación de servicios e intereses que se van devengando en el transcurso del tiempo, los cuales se van haciendo revolventes y son pagados conforme su exigibilidad la cual es muy variable, incluye Cupon Cero por $1,614 miles de pesos con vencimientos trimestrales.

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 3 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	103,711	1,149,916	20,030	222,087	1,372,003
PASIVO	361,598	4,009,294	21,139	234,383	4,243,677
CORTO PLAZO	123,350	1,367,667	21,139	234,383	1,602,050
LARGO PLAZO	238,248	2,641,627	0	0	2,641,627
SALDO NETO	(257,887)	(2,859,378)	(1,109)	(12,296)	(2,871,674)

OBSERVACIONES

Incluye activos y pasivos monetarios. EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $11.0877 PESOS POR DÓLAR AMERICANO, EN LA COLUMNA DE OTRAS MONEDAS, LA MONEDA ORIGEN ES EL REAL Y EL TIPO DE CAMBIO FUE $2.2180

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 3 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	1,971,174	4,316,970	(2,345,797)	0.58	(13,606)
FEBRERO	1,904,687	4,231,683	(2,326,997)	0.15	(3,490)
MARZO	1,982,572	4,287,960	(2,305,389)	0.12	(2,766)
ABRIL	1,896,348	5,010,209	(3,113,861)	0.14	(4,359)
MAYO	2,716,920	4,307,091	(1,590,171)	(0.44)	6,997
JUNIO	2,829,536	5,047,548	(2,218,012)	0.08	(1,774)
JULIO	2,439,266	5,171,131	(2,731,865)	0.27	(7,376)
AGOSTO	2,179,624	4,814,947	(2,635,323)	0.51	(13,440)
SEPTIEMBRE	2,215,306	4,929,746	(2,714,440)	0.78	(21,173)
ACTUALIZACIÓN				0.00	(1,360)
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					(62,347)

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

N/A

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: SANLUIS TRIMESTRE: 3 AÑO: 2006

SANLUIS CORPORACION, S. A. DE C. V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION
Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL
Rassini Xalostoc (1)	Fabricación y venta de muelles	2,165	73.00
Rassini Piedras Negras (1)	Fabricación y venta de resortes	6,140	73.00
Rassini Piedras Negras (1)	Fabricación y venta de muelles	5,209	56.00
Rassini Torsion Bars (1)	Fabricación y venta de barras de torsión	4,122	25.00
Suspensiones Rassini (1)	Fabricación y venta de muelles	4,200	86.00
Rassini Frenos (1)	Fabricación y venta de discos, tambores y	6,924	54.00
Bypasa (1)	Fabricación y venta de bujes	45,349	68.00
Muelles Brasil (2)	Fabricación y venta de muelles	58,000	92.00
Resortes Brasil (1)	Fabricación y venta de resortes	3,200	95.00
Rassini Chassis System (1)	Fabricación y venta de resortes	4,000	66.00

OBSERVACIONES
(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 3 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
Solera	Simec International	Solera	Sumitomo		56.7
Solera	Aceros Villares (Brasil)	Solera	Hamilton Steel GP		0
Solera	Gerdau (Brasil)				0
Barra redonda	Simec International	Barra redonda	Hamilton Steel GP		0
Barra redonda	Aceros Villares (Brasil)				0
Barra redonda	Gerdau (Brasil)				0
Barra redonda	Hylsa				0
Chatarra de 1a. (automotriz)	Materiales siderúrgicos y desp.				24.3
Chatarra de 1a. (automotríz)	Hylsa Puebla				0

OBSERVACIONES

Los porcentajes del costo de producción se presentan por nuestros dos sectores de negocio, el acero (solera y barra redonda) para la división suspensiones y la chatarra para la división frenos.

FILE No.82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 3 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
(1) Muelles	307,594	138,649	0.0	Rassini	Armadoras Automotric
(1) Barras de torsió	573,256	40,743	0.0	Rassini	Armadoras Automotric
(1) Resortes helicoi	3,729,409	327,466	0.0	Rassini	Armadoras Automotric
(1) Discos, tambores	2,784,309	295,290	0.0	Rassini	Armadoras Automotric
(2) Brasil	42,152	1,003,564	0.0	RNA	Armadoras Automotric
(1) Bujes	2,275,200	10,029	0.0	Bypasa	Armadoras Automotric
EXTRANJERAS					
(1) Muelles	5,483,829	2,490,985	0.0	Rassini	Armadoras automotric
(1) Barras de Torsió	222,908	27,773	0.0	Rassini	Armadoras automotric
(1) Resortes helicoi	1,545,376	192,277	0.0	Rassini	Armadoras automotric
(1) Discos, tambores	2,252,481	517,580	0.0	Rassini	Armadoras automotric
(2) Brasil	4,443	98,029	0.0	RNA	Armadoras automotric
TOTAL		5,142,385			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS TRIMESTRE 3 AÑO 2006

SANLUIS CORPORACION, S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
(1) Muelles	5,483,829	2,490,985	E.U.A. y Canada	Rassini	Armadoras automotric
(1) Barras de Torsió	222,908	27,773	E.U.A. y Canada	Rassini	Armadoras automotric
(1) Resortes helicoi	1,545,376	192,277	E.U.A. y Canada	Rassini	Armadoras automotric
(1) Discos, tambores	2,252,481	517,580	E.U.A.	Rassini	Armadoras automotric
(2) Brasil	4,443	98,029	Sudamérica, Alemania	RNA	Armadoras automotric
SUBSIDIARIAS EN EL EXTRANJERO					
TOTAL		3,326,644			

OBSERVACIONES

(1)Piezas, (2)Toneladas. El volumen se presenta en unidades. El monto se presenta en miles de pesos. Las ventas de Brasil corresponden a muelles y resortes; en los casos de Brasil y Resortes USA se consideran las ventas realizadas en estos países como nacionales y las realizadas fuera de estos como de exportación.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN SANLUIS
SANLUIS CORPORACION, S. A. DE C. V.

TRIMESTRE 3 AÑO 2006

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A	0.0000	11	147,762,156	0	147,762,156	0	14,250	0
B	0.0000	11	70,983,776	0	0	70,983,776	6,846	0
C	0.0000	11	70,983,776	0	0	70,983,776	6,846	0
TOTAL			289,729,708	0	147,762,156	141,967,552	27,942	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 289,729,708

OBSERVACIONES

Las acciones series B y C no cotizan individualmente, se integran en 70,983,776 CPOs denominados como CPOs-BC cotizan en la BMV, integrados por una acción B y una C. Las acciones serie A cotizan individualmente a través de CPOs-A que representan cada uno una acción A.

FILE No.82-2867

INFORMACION DE PROYECTOS (Proyecto, Monto Ejercido y Porcentaje de Avance)

Ninguna de importancia

TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS
(Información relacionada al Boletín B-15)

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International, L.L.C. (localizada en Estados Unidos de América) se utiliza la metodología establecida en el Boletín B-15 Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras, convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vigente.

Tipos de cambio de Reales por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	2.2214	2.2180
Tipo de cambio promedio	2.4930	2.1845

Tipos de cambio de Pesos por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	10.8341	11.0877
Tipo de cambio promedio	10.9589	10.9109

Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 30 de septiembre de 2006 y 2005 los efectos de conversión de Rassini NHK Autopecas y Rassini International, L.L.C., no fueron importantes.

r04: Los gastos de operación incluyen la depreciación y la amortización del año por $264,895 en 2006 y $256,442 en 2005 ver renglón c-13 del estado de cambios

c06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 18.2 millones.

r32: El ISR causado corresponde principalmente al impuesto a cargo de la subsidiaria de Brasil.

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACION RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACION RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACION QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. SERGIO MAURICIO VISINTINI FRESCHI DIRECTOR GENERAL DE FINANZAS Y CFO	C.P. JUAN PABLO SANCHEZ KANTER DIRECTOR DE FINANZAS

MEXICO, D.F., A 27 DE OCTUBRE DE 2006

FILE No. 82-2867